UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39136

☐  Form 10-K   ☐  Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐  Form 10-D   ☐   Form N-SAR  ☐  Form N-CSR

For Period Ended: June 30, 2021

PART I: REGISTRANT INFORMATION

Full Name of Registrant:

Helbiz, Inc.

Address of Principal Executive Office:

32 Old Slip,

New York, NY 10005

 PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-Q will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-Q for the period ended June 30, 2021, due to administrative delays.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person(s) to contact in regard to this notification

Salvatore Palella: (917) 535-2610

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  YES  ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  YES   ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate significant changes in the results of operations for the second quarter of 2021 from the corresponding period of 2020 due to the ongoing growth of our business including among other items (i) the business combination whereby we acquired Helbiz Holdings, Inc., (ii) the introduction of our micro-mobility services in new cities and the cancelation of such services in others, (iii) the increase in the size of our fleet in certain cities where we operate, (iv) the acquisition of our license to be the exclusive distributor of the media rights to the Italian Serie B Soccer League outside of Italy and a non-exclusive license inside Italy and (v) the initiation of Helbiz Kitchen, our service through which users can order food for delivery through our mobile app. Because we have been unable to complete all work necessary with respect to the Quarterly Report on Form 10-Q for the period ended June 30, 2021, we are not able to reasonably estimate these changes at this time.

Helbiz Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

HELBIZ, INC.

Dated: August 16, 2021	By:	/s/ Salvatore Palella
Salvatore Palella
Chief Executive Officer